UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           Information to be Included in Statements filed pursuant to
             Rule 13d-1(b)(c) and 9(d) and Amendments thereto filed
                            pursuant to Rule 13d-2(b)
                                (Amendment No. 2)

                         Metromedia Fiber Network, Inc.
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                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    591689104
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                                 (CUSIP Number)

                 Arnold L. Wadler, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8050
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 1999
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             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

----------

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  5916891014               13G                        Page 2 of 5 Pages

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

           Stephen A. Garofalo

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

           NUMBER OF                5      SOLE VOTING POWER
            SHARES                         45,495,512 (includes presently
         BENEFICIALLY                      exercisable options to purchase
           OWNED BY                        3,042,000 shares of Class A Common
             EACH                          Stock at an exercise price of $0.245
           REPORTING                       per share, of which options to
            PERSON                         purchase 2,882,000 shares are held by
             WITH                          The Stephen A. Garofalo 1999 Annuity
                                           Trust No. 1 for which Mr. Garofalo
                                           acts as Trustee and 160,000 shares of
                                           Class A Common Stock are held by The
                                           Stephen A. Garofalo Annuity Trust No.
                                           2 for which Mr. Garofalo acts as
                                           Trustee).

                                    6      SHARED VOTING POWER
                                           0

                                    7      SOLE DISPOSITIVE POWER 45,495,512
                                           (includes presently exercisable
                                           options to purchase 3,042,000 shares
                                           of Class A Common Stock at an
                                           exercise price of $0.245 per share of
                                           which options to purchase 2,882,000
                                           shares are held by The Stephen A.
                                           Garofalo 1999 Annuity Trust No. 1 for
                                           which Mr. Garofalo acts as Trustee
                                           and 160,000 shares of Class A Common
                                           Stock are held by The Stephen A.
                                           Garofalo Annuity Trust No. 2 for
                                           which Mr. Garofalo acts as Trustee).

                                    8      SHARED DISPOSITIVE POWER
                                           0

    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,495,512 (includes presently exercisable options to purchase 3,042,000 shares of Class A Common Stock at an exercise price of $0.245 per share, of which options to purchase 2,882,000 shares are held by The Stephen A. Garofalo 1999 Annuity Trust No. 1 for which Mr. Garofalo acts as Trustee and 160,000 shares of Class A Common Stock are held by The Stephen A. Garofalo Annuity Trust No. 2 for which Mr. Garofalo acts as Trustee).

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           19.56%

    12     TYPE OF REPORTING PERSON*

           IN

ITEM 4     Ownership

           Metromedia Company and Stephen A. Garofalo have entered into an agreement whereby Mr. Garofalo agrees that from October 7, 1999 to December 31, 2001, he will not sell, transfer or assign any shares of Class A Common Stock of Metromedia Fiber Network, Inc. without obtaining prior written consent of Metromedia Company, subject to certain qualifications.

           The agreement is attached as Exhibit 10.1.

ITEM 7     Materials to be Filed as Exhibits

           (a) Financial Statements, Pro Forma Financial Statements and Exhibits

               Exhibit 10.1 Letter Agreement, dated October 7, 1999, by and between Metromedia Company and Stephen A. Garofalo.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 20, 1999

                                          By: /s/ Stephen A. Garofalo
                                          ---------------------------
                                          Stephen A. Garofalo

                                  EXHIBIT INDEX

Exhibit 10.1  --  Letter Agreement, dated as of October 7, 1999, by and between
                  Metromedia Company and Stephen A. Garofalo.